Execution Version

PERFORMANCE GUARANTEE
by
Denison Mines Corp.
as Guarantor,
in favour of
9373721 Canada Inc.
as Beneficiary,
and
Anglo Pacific Group PLC
as Permitted Assignee

Dated as of January 31, 2017

22949382.11

TABLE OF CONTENTS
1.
DEFINITIONS 1
2.
GUARANTEE OF OBLIGATIONS 1
3.
UNCONDITIONALITY; IRREVOCABILITY 1
4.
CONTINUATION AND VALIDITY OF OBLIGATIONS 1
5.
SUBROGATION 1
6.
MERGER; CONSOLIDATION 1
7.
REPRESENTATIONS AND WARRANTIES 1
8.
INDEPENDENT OBLIGATIONS 1
9.
WAIVERS 1
10.
SIGNIFICANCE OF WAIVERS 1
11.
PAYMENT 1
12.
TAX DEDUCTIONS AND WITHHOLDINGS 1
13.
REIMBURSEMENT 1
14.
COVENANTS 1
15.
AMENDMENTS 1
16.
GOVERNING LAW 1
17.
JURISDICTION; JURY TRIAL WAIVER; AGENT FOR SERVICE OF PROCESS 1
18.
DELIVERY BY ELECTRONIC TRANSMISSION 1
19.
SEVERABILITY 1
20.
BENEFITS 1
21.
CURRENCY OF PAYMENT 1
22.
ENTIRE AGREEMENT 1
23.
TERMINATION 1

22949382.11

PERFORMANCE GUARANTEE
THIS PERFORMANCE GUARANTEE (this "Performance Guarantee") is entered into as of January 31, 2017, by DENISON MINES CORP., a corporation incorporated pursuant to the laws of the Province of Ontario (the "Performance Guarantor"), in favour of 9373721 Canada Inc., a corporation incorporated under the laws of Canada (the “Beneficiary”), and upon the permitted assignment contemplated hereunder by the Beneficiary to Anglo Pacific Group PLC, a public company formed under the laws of England and Wales (the “Permitted Assignee”), the Permitted Assignee.
RECITALS
WHEREAS the Beneficiary is a wholly-owned, special purpose subsidiary of the Performance Guarantor and an affiliate of Denison Mines Inc., a corporation incorporated under the laws of the Province of Ontario (“DMI”), and DMI (as administrative services provider) and the Beneficiary (as administrative services recipient) have entered into an administrative services agreement dated as of January 31, 2017 (as amended to the date hereof and as may be further amended, modified, supplemented or restated from time to time, the “Administrative Services Agreement”) providing for the provision of administrative services by DMI to SPV;
WHEREAS the Beneficiary, as lender, and DMI, as borrower, entered into a loan agreement dated as of January 31, 2017 (as amended to the date hereof and as may be further amended, modified, supplemented or restated from time to time, the “SPV Loan Agreement”) providing for a CAD$40,800,000 secured loan with recourse therefor being limited to certain specified assets, including DMI’s right to be paid certain proceeds arising out of the First Amended and Restated JEB Mill Toll Milling Agreement, dated November 30, 2011 and entered into between the McClean Lake Joint Venture and the Cigar Lake Joint Venture, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms (the “Toll Milling Agreement”);
AND WHEREAS the Performance Guarantor has agreed to enter into this Performance Guarantee in order to guarantee, the performance of DMI’s obligations to the Beneficiary pursuant to the Administrative Services Agreement and the SPV Loan Agreement;
WHEREAS the Permitted Assignee has agreed to lend the Beneficiary CAD $40,800,000, provided, among other things, that the Beneficiary assigns its rights, interest and entitlements under this Performance Guarantee, together with certain related security, to the Permitted Assignee;
NOW THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties agree as follows:
1.
Definitions
Unless otherwise defined in this Performance Guarantee, all capitalized terms used herein as defined terms shall have the meanings given to them in the SPV Loan Agreement. The rules of construction and usage set forth in sections 1.2, 1.3 and 8.21 through 8.26 of the SPV Loan Agreement apply to this Performance Guarantee and are hereby incorporated by reference into this Performance Guarantee as if set forth in full herein, except that any references to the “Borrower” in such sections shall be construed as references to the Performance Guarantor.
2.
Guarantee of Obligations
(a)
The Performance Guarantor hereby absolutely, irrevocably and unconditionally guarantees to:
(i)
the Beneficiary; and
(ii)
effective upon the assignment by the Beneficiary to the Permitted Assignee of all of the Beneficiary’s rights, interests and entitlements under this Performance Guarantee in accordance with Section 20(b), the Permitted Assignee, the full and punctual performance of all obligations to be performed by DMI under the Administrative Services Agreement and SPV Loan Agreement, including the payment when due of all amounts owing by DMI thereunder or in connection with the SPV Loan Agreement (such obligations of DMI, collectively, the "Obligations").
(b)
The Performance Guarantor shall, and hereby guarantees and covenants to, ensure that DMI will duly and punctually perform and observe the Obligations. It shall not be a condition to the accrual or enforcement of the obligation of the Performance Guarantor to perform or observe any such Obligations (or to cause the same to be performed or observed) that the Beneficiary or the Permitted Assignee shall have first made any request of or demand upon or given any notice to the Performance Guarantor or to DMI or have initiated any action or proceeding against the Performance Guarantor or DMI in respect thereof.
(c)
For greater certainty, the guarantee by the Performance Guarantor of the Obligations arising under the SPV Loan Agreement is made with regard to, and is subject to, the limitations on recourse for payment of the Obligations that are contained in Section 2.6 of the SPV Loan Agreement. To the extent that such limited recourse provisions reduce or limit the Obligations, the obligations of the Performance Guarantor hereunder are correspondingly reduced and limited.
(d)
The Performance Guarantor shall have no obligation to guarantee: (i) any obligations of the parties arising under the Toll Milling Agreement; (ii) the existence, payment or collection of the cash flows comprising or intended to comprise the Loan Stream; or (iii) the performance of any obligations other than the Obligations.
3.
Unconditionality; Irrevocability
(a)
This is an absolute, unconditional and continuing guarantee of performance of the Obligations, and the Performance Guarantor agrees that its obligations under this Performance Guarantee shall be irrevocable. The dissolution, insolvency, reorganization, liquidation or adjudication of bankruptcy of the Performance Guarantor shall not revoke this Performance Guarantee.
(b)
No act or thing need occur to establish the liability or obligation of the Performance Guarantor hereunder, and no act or thing, except the full discharge and performance of the Obligations, shall in any way exonerate the Performance Guarantor hereunder or modify, reduce, limit or release the liability of Performance Guarantor hereunder. The Performance Guarantor waives all presentments, demands for performance, notices of dishonor and notices of acceptance of this Performance Guarantee. The Beneficiary and the Permitted Assignee shall not be required first to enforce performance or payment of the Obligations by DMI before enforcing this Performance Guarantee. Until performance in full of the Obligations, the obligations of the Performance Guarantor under this Performance Guarantee shall not be affected, modified or impaired upon the happening from time to time of any event, including the events described in Section 4 herein, whether or not with notice to or the consent of the Performance Guarantor.
(c)
The Performance Guarantor further agrees that, if any payment applied hereunder or under the SPV Loan Agreement to the Obligations is thereafter set aside, recovered, rescinded or required to be returned for any reason (including the bankruptcy, insolvency, reorganization or liquidation of DMI) or declared to be fraudulent or preferential, the Obligations to which such payment was applied shall for the purpose of this Performance Guarantee be deemed to have continued in existence, notwithstanding such payment, and this Performance Guarantee shall be enforceable as to such Obligations as fully as if such payment had never been made. The provisions of this Section 3(c) hereof shall survive any termination of this Performance Guarantee.
4.
Continuation and Validity of Obligations
The validity and enforceability of this Performance Guarantee and the liability of the Performance Guarantor hereunder shall not be affected or impaired by any of the following events:
(a)
the lack of validity or enforceability, or the discharge, disaffirmance, settlement or compromise (by any Person, including any trustee in bankruptcy or other similar official) of the Obligations or any part thereof or of the Administrative Services Agreement or the SPV Loan Agreement;
(b)
the failure or omission to enforce or any waiver of any right, power or remedy with respect to the Obligations or any part thereof against DMI;
(c)
any delay or lack of diligence in the enforcement of the Obligations, or any failure to institute proceedings, file a claim, give any required notices or otherwise protect the Obligations or any part thereof;
(d)
any change of the time, manner or place of payment or performance, or any other term of any of the Obligations or any part thereof;
(e)
any grant of time, renewals, extensions, modifications, compromises, concessions, amendment, waivers, releases, discharges, substitutions and other indulgences to DMI in respect of the Obligations or any part thereof or any provision of any instrument or agreement relating thereto;
(f)
any law, regulation or order of any jurisdiction affecting any term of any of the Obligations or any part thereof or the rights of the Beneficiary or of the Permitted Assignee with respect thereto;
(g)
the commencement of any bankruptcy, insolvency, reorganization, liquidation, winding-up or similar proceeding with respect to DMI;
(h)
any full or partial release, compromise or settlement with, or agreement not to sue, DMI in respect of any Obligations or any part thereof;
(i)
any full or partial release, surrender, cancellation, waiver, subordination or modification or other discharge, with or without consideration, of any collateral securing the Obligations or any part thereof;
(j)
any collection, sale, lease or disposition of, or any other enforcement of or realization on, all or any portion of the Collateral;
(k)
any permitted assignment, pledge or other transfer by DMI of all or any part of the Obligations or any evidence thereof;
(l)
any acceptance of collateral security, guarantors, accommodation parties or sureties for any or the Obligations;
(m)
any change in the existing or future relationship between the Performance Guarantor and DMI, including any sale, pledge or transfer of the securities of DMI directly or indirectly by the Performance Guarantor;
(n)
any change of name, objects, businesses, assets, capital structure or constitution of the Performance Guarantor or DMI;
(o)
any Change of Control, merger, consolidation or amalgamation of the Performance Guarantor or DMI;
(p)
any assignment, delegation or subcontracting of the duties or obligations of DMI under the Administrative Services Agreement or the SPV Loan Agreement; or
(q)
any legal or equitable discharge or defense of the Performance Guarantor.
5.
Subrogation
Until the Obligations are paid and performed in full, the Performance Guarantor shall not exercise any right of subrogation with respect to any payments made by it pursuant to this Performance Guarantee, provided that if the Performance Guarantor pays an amount pursuant to this Performance Guarantee in respect of Borrower Toll Revenues that are required to be deposited by DMI into the Loan Collateral Account pursuant to section 5.9 of the SPV Loan Agreement, the Performance Guarantor shall, unless a Default has occurred and is continuing, be entitled to receive such Borrower Toll Revenues from DMI (which shall not exceed the amount paid by the Performance Guarantor) if and when such Borrower Toll Revenues are actually received by DMI. Until the Obligations are paid and performed in full, the Performance Guarantor waives any benefit of the collateral, if any, which may from time to time secure the Obligations or any part thereof, other than collateral security in respect of Borrower Toll Revenues actually received by DMI and corresponding to a payment made by the Performance Guarantor in the circumstances contemplated in the proviso of the preceding sentence.
6.
Merger; Consolidation
Any Person (a) into which the Performance Guarantor may be merged or consolidated, (b) resulting from any amalgamation, merger or consolidation to which the Performance Guarantor shall be a party, (c) which acquires by conveyance, transfer, or lease substantially all of the assets of the Performance Guarantor, or (d) succeeding to the business of the Performance Guarantor, in any of the foregoing cases shall execute an agreement of assumption to perform every obligation of the Performance Guarantor under this Performance Guarantee and, whether or not such assumption agreement is executed, shall be the successor to the Performance Guarantor under this Performance Guarantee without the execution or filing of any document or any further act on the part of any of the parties to this Performance Guarantee, anything in this Performance Guarantee to the contrary notwithstanding; provided, however, that nothing contained herein shall be deemed to release the Performance Guarantor from any obligation as Performance Guarantor hereunder. The Performance Guarantor shall provide prompt notice of any amalgamation, merger, consolidation, acquisition or succession pursuant to this Section to the Beneficiary and the Permitted Assignee.
Notwithstanding the foregoing, the Performance Guarantor shall not amalgamate, merge or consolidate with any other Person or permit any other Person to become a successor to the Performance Guarantor's business, unless (a) immediately after giving effect to such transaction, no representation, warranty or covenant made pursuant to Section 7 shall have been breached (for purposes hereof, such representations and warranties shall speak as of the date of the consummation of such transaction) and no Event of Default shall have occurred and be continuing, and (b) the Performance Guarantor shall have delivered to the Beneficiary and the Permitted Assignee an officer's certificate stating that such amalgamation, consolidation, merger or succession and such agreement of assumption comply with this Section and that all conditions precedent, if any, provided for in this Performance Guarantee relating to such transaction have been complied with.
7.
Representations and Warranties
The Performance Guarantor hereby represents and warrants to the Beneficiary and the Permitted Assignee as follows:
(a)
Organization, Etc. The Performance Guarantor is a corporation duly organized, validly existing and in good standing under the laws of the province of its incorporation and has the corporate power and corporate capacity to carry on its business as it is now being conducted and to execute, deliver and perform this Performance Guarantee. The Performance Guarantor is duly qualified, registered or licenced in each jurisdiction in which the nature of its assets or its business requires such qualification, registration or licence, except where the failure to be so qualified, registered or licenced would not have a material adverse effect on the Performance Guarantor's ability to perform its obligations under this Performance Guarantee.
(b)
Authorization/Valid Agreement. The Performance Guarantor has the corporate power and capacity to execute and deliver this Performance Guarantee and to carry out its terms. The execution, delivery and performance of this Performance Guarantee have been duly authorized by all required corporate or other action on the part of the Performance Guarantor, and this Performance Guarantee constitutes a legal, valid and binding obligation of the Performance Guarantor, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, conservatorship, receivership, liquidation or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.
(c)
No Conflicts. The execution, delivery and performance by the Performance Guarantor of this Performance Guarantee does not and will not (i) contravene its certificate or articles of incorporation or bylaws, (ii) violate any provision of, or require any filing, registration, consent or approval under, any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to the Performance Guarantor, (iii) result in a breach of or constitute a default or require any unobtained consent under any indenture or loan or credit agreement or any other agreement, lease or instrument to which the Performance Guarantor is a party or by which it or its properties or assets may be bound, or (iv) result in, or require, the creation or imposition of any Lien upon or with respect to any of the properties or assets now owned or hereafter acquired by the Performance Guarantor, other than any Permitted Liens or as otherwise provided for under the Intercreditor Agreement.
(d)
No Proceedings. There are no proceedings or investigations pending, or to the best knowledge of the Performance Guarantor, threatened against the Performance Guarantor before any governmental authority (i) asserting the invalidity of this Performance Guarantee, (ii) seeking to prevent the consummation of the transactions contemplated by this Performance Guarantee, (iii) seeking any determination or ruling that would adversely affect the performance by the Performance Guarantor of its obligations under this Performance Guarantee, or (iv) seeking any determination or ruling that would adversely affect the validity or enforceability of this Performance Guarantee.
(e)
No Consents. No consent, approval, authorization or order of or declaration, filing or registration with any governmental authority or other Person is required in connection with the execution, delivery or performance of this Performance Guarantee, except such as have been duly made or obtained.
(f)
Benefits. The Performance Guarantor has a direct and substantial economic interest in DMI and expects to derive substantial benefits therefrom and from the transactions described in the Administrative Services Agreement and SPV Loan Agreement and this Performance Guarantee shall be effective and enforceable by the Beneficiary and the Permitted Assignee without regard to the receipt, nature or value of any such benefits.
(g)
Solvency. The Performance Guarantor is not insolvent nor will it be rendered insolvent by virtue of entering into or carrying out this Performance Guarantee.
8.
Independent Obligations
The obligations of the Performance Guarantor hereunder are undertaken as primary obligor and independently of the obligations of DMI, and action or actions may be brought or prosecuted directly against the Performance Guarantor whether or not action is brought first or at all against DMI, against any collateral security or in any other circumstance whatsoever, and whether or not DMI is joined in any such action or actions, or any claims or demands are made or are not made, or any action is taken on or against DMI.
9.
Waivers
To the fullest extent permitted by applicable law, the Performance Guarantor hereby waives:
(a)
any defense arising by reason of any invalidity or unenforceability of any of DMI's obligations in respect of the Administrative Services Agreement or the SPV Loan Agreement and any manner in which the Beneficiary or the Permitted Assignee has exercised (or not exercised) any rights and remedies under the Administrative Services Agreement or the SPV Loan Agreement, respectively;
(b)
all presentments, demands for performance, notices of nonperformance, protests, notices of protest, notices of dishonor and notices of acceptance of the Administrative Services Agreement or the SPV Loan Agreement;
(c)
notice of any indulgences, extensions, consents or waivers given to DMI, notice of any Default or any Event of Default or other notice of any kind whatsoever;
(d)
any right or claim of right to cause the Beneficiary or the Permitted Assignee to proceed against DMI in any particular order, to proceed against or exhaust any collateral security held by the Beneficiary or the Permitted Assignee at any time or to pursue any other right or remedy whatsoever at any time;
(e)
any requirement of diligence or promptness on the Beneficiary’s or the Permitted Assignee’s part in (i) making any claim or demand on or commencing suit against DMI, and (ii) otherwise enforcing the Beneficiary's rights in respect of the Obligations;
(f)
any defense of waiver, release, discharge in bankruptcy, statute of limitations, res judicata, statute of frauds, anti-deficiency statute, fraud, usury, illegality or unenforceability which may be available to DMI in respect of any Obligations; and
(g)
any duty of the Beneficiary or the Permitted Assignee to advise the Performance Guarantor of any information known to the Beneficiary or the Permitted Assignee, as the case may be, regarding the financial condition of DMI or any other circumstance, it being agreed that the Performance Guarantor assumes responsibility for being and keeping informed of such condition or any such circumstance.
               Without limiting the generality of the foregoing, to the fullest extent permitted by applicable law, the Performance Guarantor specifically waives all defenses the Performance Guarantor may have based upon any election of remedies by the Beneficiary or the Permitted Assignee which destroys the Performance Guarantor's rights to proceed against DMI for reimbursement, contribution or otherwise, including any loss of rights that it may suffer by reason of any rights, powers, remedies or defenses of DMI in connection with any laws limiting, qualifying or discharging indebtedness of or remedies against DMI, and the Performance Guarantor hereby agrees not to exercise or pursue, so long as any of the Obligations remain unsatisfied, any right to reimbursement, subrogation, or contribution from DMI in respect of payments hereunder.
10.
Significance of Waivers
The Performance Guarantor represents, warrants and agrees that each of the waivers set forth herein are made with the Performance Guarantor's full knowledge of its significance and consequences, with the understanding that events giving rise to any defense waived may diminish, destroy or otherwise adversely affect rights which the Performance Guarantor otherwise may have against DMI, and that under the circumstances the waivers are reasonable.
11.
Payment
(a)
Prior to the assignment by the Beneficiary to the Permitted Assignee of the Beneficiary’s rights, interests and entitlements under this Performance Guarantee, the Performance Guarantor shall make immediate payment to the Beneficiary of the Obligations, when due in accordance with the terms of the SPV Loan Agreement, upon demand for payment therefor made by the Beneficiary to the Performance Guarantor.
(b)
Upon and following the assignment by the Beneficiary to the Permitted Assignee of all of the Beneficiary’s rights, interests and entitlements under this Performance Guarantee, the Performance Guarantor shall make immediate payment to the Permitted Assignee of the Obligations, when due in accordance with the terms of the SPV Loan Agreement, upon demand for payment therefor made by the Permitted Assignee to the Performance Guarantor.
(c)
Subject to Section 12, each payment to be made by the Performance Guarantor hereunder in respect of the Obligations shall be made without set-off or counterclaim.
(d)
Notwithstanding any other provision, in no circumstance shall the amount payable by the Performance Guarantor collectively to the Beneficiary and Permitted Assignee under this Performance Guarantee, together with amounts paid by or on behalf of DMI in respect of the Obligations, including any recoveries received by the Beneficiary and the Permitted Assignee in connection with any action or proceeding, exceed the amount payable by DMI in respect of such Obligations, in each case as determined without reference to this Performance Guarantee.
12.
Tax Deductions and Withholdings
(a)
Any and all amounts payable to the Beneficiary or the Permitted Assignee by the Performance Guarantor under this Performance Guarantee shall be made net of and after any deduction or withholding for any Taxes, if any, required to be withheld or deducted by law or the interpretation thereof by the applicable Governmental Agency (except where the deduction or withholding arises as a direct consequence of a breach by DMI or the Performance Guarantor of the terms of any Loan Document). The Performance Guarantor shall not be liable to the Beneficiary or the Permitted Assignee for such amounts remitted by the Performance Guarantor.
(b)
Whenever any Taxes are remitted by the Performance Guarantor on account of amounts required to be deducted or withheld by law or the administrative practice of the Canada Revenue Agency or other relevant taxation authority or the interpretation thereof by the applicable Governmental Agency, as promptly as possible thereafter the Performance Guarantor shall send to the Beneficiary and the Permitted Assignee a certified copy of an original or a certified copy of an official receipt received by the Performance Guarantor showing the remittance thereof or such other evidence of remittance as may be reasonably satisfactory to the Beneficiary and the Permitted Assignee.
(c)
The parties acknowledge that they are not aware of any obligation under applicable law or the administrative practice of the Canada Revenue Agency or other relevant taxation authority that would require the Performance Guarantor to withhold or remit tax in respect of any payment made by the Performance Guarantor to the Beneficiary or the Permitted Assignee under this Performance Guarantee.
(d)
The Permitted Assignee shall indemnify and hold harmless the Beneficiary, DMI and the Performance Guarantor (in this Section 12(d), each an “APG Indemnified Party”) within ten (10) days after written demand therefor (specifying in reasonable detail the nature and the amount of Taxes), for the full amount of any withholding Taxes (including interest and penalties with respect thereto) paid or payable by an APG Indemnified Party pursuant to an assessment or reassessment of withholding Taxes issued to the APG Indemnified Party by a Governmental Agency, on or with respect to any amount payable under this Performance Guarantee arising from a failure to withhold from any payment made thereunder on account of withholding Taxes (including any penalties and interest with respect thereto) whether or not such withholding Taxes were correctly or legally imposed by the relevant Governmental Agency. A certificate as to the amount of such payment or liability delivered to an APG Indemnified Party by the Performance Guarantor, if accompanied by a copy of the relevant document assessing or reassessing withholding Tax, shall be conclusive absent manifest error. For greater certainty, this indemnity shall apply only to withholding Taxes imposed under Part XIII of the Income Tax Act (Canada) and similar taxes imposed by a province of Canada, shall not apply to Taxes calculated by reference to or imposed on the net income or net profit of any APG Indemnified Party and shall not apply to the extent that the Taxes resulted directly as a consequence of a breach by any APG Indemnified Party of the terms of any Loan Document except to the extent that such withholding obligation relates to services considered to have been performed in Canada as contemplated by subsection 105(1) of the Regulations to the Income Tax Act (Canada) or similar obligation imposed by a province of Canada as well as any successor federal or provincial provisions. To the extent that such indemnity arises under a document to which such APG Indemnified Party is not itself a specified party, each APG Indemnified Party thereunder who is a specified party to such document shall, and shall be entitled to, hold the rights and entitlements arising under such indemnity, to the extent it is expressed to be for the benefit of such non-party, as a trustee for and on behalf of such non-party, and such specified party shall take commercially reasonable steps to enforce such indemnity rights and entitlements for the benefit of such non-party.
(e)
If an APG Indemnified Party receives a refund of any withholding Taxes for which they have been indemnified by the Permitted Assignee, the APG Indemnified Party shall pay over such refund to the Permitted Assignee, net of all reasonable out-of-pocket expenses of such APG Indemnified Party and without interest (other than any interest paid by the applicable Governmental Authority with respect to such refund); provided, that the Permitted Assignee, upon the request of the APG Indemnified Party, agrees to repay the amount paid over to the Permitted Assignee to the APG Indemnified Party in the event such APG Indemnified Party is required to repay such refund to such Governmental Authority.
(f)
The relevant APG Indemnified Party shall (i) notify the Permitted Assignee promptly following receipt of any assessment or reassessment on account of taxes for which the Permitted Assignee would have an indemnification obligation pursuant to this Section 12 and (ii) contest such assessment or reassessment through appropriate filings, notices or proceedings if instructed to do so by the Permitted Assignee (acting reasonably). The APG Indemnified Party may refrain from acting in accordance with any instructions from the Permitted Assignee until it has received indemnification and/or security that it may reasonably require for any out-of-pocket expenses which it may incur in complying with the Permitted Assignee’s instructions. the Permitted Assignee and the APG Indemnified Party shall consult in good faith on the steps to be taken in order to contest the assessment or reassessment. The appointment of any professional advisors by the APG Indemnified Party shall be subject to approval by the Permitted Assignee (acting reasonably).
(g)
The agreements in this Section 12 shall survive the termination of this Performance Guarantee and the payment and satisfaction of the Obligations.
13.
Reimbursement
The Performance Guarantor shall pay or reimburse all reasonable legal fees and legal expenses incurred by or on behalf of the Beneficiary or the Permitted Assignee in connection with the protection, defense or enforcement of this Performance Guarantee in any litigation, bankruptcy or insolvency proceedings.
14.
Covenants
(a)
Nonpetition. The Performance Guarantor shall not petition or otherwise invoke, or join any other Person in petitioning or invoking, the process of any governmental authority for the purpose of commencing or sustaining a case against the Beneficiary under any bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator, other similar official of the Beneficiary or any substantial part of its respective property, or ordering the winding up or liquidation of the affairs of the Beneficiary.
(b)
Notification. The Performance Guarantor shall promptly notify the Beneficiary and the Permitted Assignee of any (i) default in the observance or performance of any of its obligations under this Performance Guarantee and (ii) breach of a representation or warranty in Section 7, if in either case, such default or breach could reasonably be expected to materially adversely affect its ability to perform its obligations under this Performance Guarantee.
(c)
DMI Intercompany Liabilities. The Performance Guarantor hereby undertakes that, notwithstanding any provision of any agreement or instrument which documents the terms of any DMI Intercompany Liabilities (as defined below), it will not, prior to the termination of the SPV Loan Agreement, without the prior written consent of the Permitted Assignee:
(i)
assign, transfer, create any Lien over (other than any Permitted Encumbrances) or otherwise dispose of, any Indebtedness of DMI to the Performance Guarantor under any inter-company loan agreement or other inter-company payable owing from time to time (the “DMI Intercompany Liabilities”), except to, or at the direction of, The Bank of Nova Scotia (or its permitted assign or successor) pursuant to the BNS Loan Documents (as defined in the Intercreditor Agreement; or
(ii)
commence any proceedings against DMI or take any action for or in respect of the recovery of any of the DMI Intercompany Liabilities or any part thereof (including, without limitation, any action or step with a view to commencing bankruptcy or insolvency proceedings against DMI), provided that, for greater certainty: (i) DMI may make payments to the Performance Guarantor; and (ii) the Performance Guarantor may accept payments from DMI, in each case with respect to a DMI Intercompany Liability if DMI has adequate funds available to it at such time to make such payment.
15.
Amendments
This Performance Guarantee may not be waived, modified, amended or otherwise changed except as agreed in writing by the Performance Guarantor, the Beneficiary and the Permitted Assignee. This Performance Guarantee may not be terminated except in accordance with Section 23. The Performance Guarantor may not assign its obligations hereunder without the prior written consent of the Beneficiary and the Permitted Assignee.
16.
Governing Law
This Performance Guarantee shall be governed by, and construed in accordance with, the law of the Province of Ontario and the federal laws of Canada applicable therein (without giving effect to the conflict of laws principles thereof).
17.
Jurisdiction; Jury Trial Waiver; Agent for Service of Process
Any legal action or proceeding with respect to this Performance Guarantee may be brought in the courts of the Province of Ontario and by execution and delivery of this Performance Guarantee, the Performance Guarantor consents, for itself and in respect of its property, to the non-exclusive jurisdiction of those courts. The Performance Guarantor irrevocably waives, to the maximum extent permitted by law, any objection, including any objection to the laying of venue or based on the grounds of forum non convenience, which it may now or hereafter have to the bringing of any action or proceeding in such jurisdiction in respect of this Performance Guarantee or any document related hereto. The Performance Guarantor waives personal service of any claim, notice of motion or application, summons, complaint or other process, which may be made by any other means permitted by Ontario law. The Performance Guarantor hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Performance Guarantee, the transactions contemplated hereby or the actions of the Beneficiary or the Permitted Assignee in the negotiation, administration, performance or enforcement hereof.
18.
Delivery by Electronic Transmission
The Performance Guarantor may deliver an executed copy of this Performance Guarantee by any electronically scanned method of delivery and it shall promptly deliver to the Beneficiary and the Permitted Assignee an originally executed copy of this Performance Guarantee.
19.
Severability
Any invalidity or unenforceability of any provision or application of this Performance Guarantee shall not affect other lawful provisions and the application hereof, and to this end the provisions of this Performance Guarantee are declared to be severable.
20.
Benefits
(a)
This Performance Guarantee shall be effective as of the date hereof, without further act, condition or acceptance by DMI, the Beneficiary or the Permitted Assignee, shall be binding upon the Performance Guarantor and the permitted successors and assigns of the Performance Guarantor and shall inure to the benefit of the Beneficiary and the Permitted Assignee and each of their respective successors and permitted assigns.
(b)
The assignment by the Beneficiary of its rights, interests and entitlements under this Performance Guarantee shall be made and effected under a written instrument of assignment duly executed by the parties to this Performance Guarantee, and shall become effective upon the delivery of such executed instrument of assignment to the Performance Guarantor.
21.
Currency of Payment
Any payment to be made by the Performance Guarantor hereunder shall be paid in Canadian dollars.
22.
Entire Agreement
The Performance Guarantee, including all documents contemplated hereby, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior negotiations, undertakings, representations and understandings.
23.
Termination
This Performance Guarantee shall terminate upon (a) indefeasible payment in full in cash of all Obligations (other than indemnification obligations for which no claim or demand for payment, whether oral or written, has been made at such time), and (b) cash collateralization of indemnification obligations of DMI to the Beneficiary in respect of the Obligations for claims that have been made, threatened or may reasonably be expected to be successful; provided, however, that the provisions of Sections 3(c),12, 14, 16 and 167 hereof shall survive any termination of this Performance Guarantee.
[signature page follows]

22949382.11

IN WITNESS WHEREOF the parties have caused this Performance Guarantee to be executed by their respective duly authorized officers as of the date first written above.

DENISON MINES CORP.

By:	(signed) “David Cates”
Name: David Cates Title: President & CEO
9373721 CANADA INC.

By:	(signed) “David Cates”
Name: David Cates Title: President
ANGLO PACIFIC GROUP PLC

By:	(signed) “Julian Treger”
Name: Julian Treger Title: Director

22949382.11